Exhibit 99.1

TD Bank Group completes transaction of strategic credit card relationship with Nordstrom

TORONTO, October 1, 2015 - TD Bank Group (TD) (TSX and NYSE: TD) today announced the completion of its transaction with Nordstrom, Inc. (NYSE: JWN). TD has acquired Nordstrom's existing U.S. Visa and private label consumer credit card portfolio, which currently totals approximately $2.2 billion in receivables. In addition, the two companies have entered into a separate long-term agreement under which TD will become the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers.

“We are thrilled to complete this transaction with Nordstrom, a leading retail franchise that shares our strong commitment to the customer," said Bharat Masrani, Group President and CEO, TD Bank Group. "This agreement continues to build on the success of our growing North American credit card business."

As previously announced, under the terms of the relationship, Nordstrom will retain all aspects of customer-facing activities, aligning with Nordstrom's strategy of enhancing the customer experience while allowing for improvement in capital efficiency.

For additional details on the transaction, please refer to TD’s May 26, 2015 press release, which is available on td.com.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the seventh largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had CDN$1.1 trillion in assets on July 31, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Investors:

Rudy Sankovic
TD Bank Group
416-308-9030

Media:
Ali Duncan Martin
TD Bank Group
416-983-4412